Exhibit 23.01
Consent of Independent Registered Public Accounting Firm
The Board of Directors
NuStar GP, LLC:

We consent to the incorporation by reference in the registration statements on Form S‑8 (Nos. 333‑138133, 333‑109541, 333‑88264, and 333‑81806) and on Form S‑3 (No. 333-189426) of NuStar Energy L.P. of our reports dated February 26, 2015, with respect to the consolidated balance sheets of NuStar Energy L.P. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and partners’ equity for each of the years in the three‑year period ended December 31, 2014 and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10‑K of NuStar Energy L.P.

/s/ KPMG LLP
San Antonio, Texas
February 26, 2015